SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.   )

American CareSource Holdings, Inc.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

02505A202
(CUSIP Number)

John Pappajohn c/o Equity Dynamics, Inc. 666 Walnut Street, Suite 2116 Des Moines, IA 50309 (515) 244-5746
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS John Pappajohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,229,434 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,229,434 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,229,434(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.1%
14	TYPE OF REPORTING PERSON (See instructions) IN

(1)
Consists of (i) 2,279,398 shares of Common Stock owned directly by Mr. Pappajohn, (ii) 8,245 shares of Common Stock issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this Schedule 13D, (iii) 920,000 shares of Common Stock issuable upon the exercise of currently exercisable warrants, and (iv) 16,791 shares of Common Stock owned indirectly by Mr. Pappajohn through Equity Dynamics, Inc. and 5,000 shares of Common Stock owned indirectly by Mr. Pappajohn through Halkis, Ltd., both of which are 100% owned by Mr. Pappajohn.

Item 1. Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the shares of Common Stock (the "Common Stock") of American CareSource Holdings, Inc., a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 1170 Peachtree Street, Suite 2350, Atlanta, Georgia 30309.

Item 2. Identity and Background.

The person filing this statement is John Pappajohn, whose business address is c/o Equity Dynamics, Inc., 666 Walnut Street, Suite 2116, Des Moines, Iowa, 50309.  Mr. Pappajohn is the Chairman of the Board of Directors and acting Chief Executive Officer of the Issuer.  He is also President and sole owner of Pappajohn Capital Resources, a venture capital firm, and President and sole director of Equity Dynamics, Inc., a financial consulting firm, both of which are located at 666 Walnut Street, Suite 2116, Des Moines, Iowa, 50309.

                  During the past five years, Mr. Pappajohn has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Pappajohn is a citizen of the United States of America.

Mr. Pappajohn is the sole proprietor of Halkis, Ltd. (“Halkis”) and the sole stockholder of Equity Dynamics, Inc. (“Equity Dynamics”), both of which own Common Stock of the Issuer.  See Item 5 below.

Item 3. Source and Amount of Funds or Other Consideration.

The Common Stock of the Issuer beneficially owned by Mr. Pappajohn was acquired, directly or indirectly, in the following transactions:  (a) a distribution by dividend on December 20, 2005, by Patient Infosystems, Inc. ("Patient Infosystems") on its common stock paid in the form of shares of Common Stock of the Issuer; (b) a dividend on January 26, 2006 on preferred stock of Patient Infosystems paid in the form of shares of Common Stock of the Issuer; (c) the net exercise of warrants to purchase Common Stock of the Issuer; (d) awards for Mr. Pappajohn's service as a director of the Issuer; (e) warrant exercises, option exercises, open market purchases, and purchases in the Issuer's private placement using personal funds; and (f) the issuance of warrants to purchase Common Stock of the Issuer in consideration for providing guarantees to a lender for up to $5.75 million for lines of credit extended to the Issuer.  Mr. Pappajohn has used personal funds in the aggregate amount of $1,381,915 to acquire, directly or indirectly, shares of Common Stock beneficially owned by him.

Item 4. Purpose of Transaction.

All of the Common Stock of the Issuer beneficially owned by Mr. Pappajohn was acquired for investment purposes. Mr. Pappajohn expects to continuously review his investment in the Issuer and, depending on various factors, including but not limited to, the price of the shares of the Common Stock, prevailing market conditions and such other considerations as Mr. Pappajohn deems relevant, Mr. Pappajohn may from time to time, and subject to compliance with applicable securities laws, regulatory requirements and any contractual restrictions, acquire additional Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock. Mr. Pappajohn may from time to time hold additional Common Stock, stock options, restricted stock and/or other equity awards to acquire additional shares of Common Stock granted to him as compensation for his service to the Issuer.

Additionally, Mr. Pappajohn may from time to time, and subject to compliance with applicable securities laws, regulatory requirements and any contractual restrictions, dispose of some or all of any Common Stock or other securities acquired depending on various factors, including but not limited to, the prices of the shares, and prevailing market conditions, as well as his personal liquidity and diversification objectives.

Mr. Pappajohn serves as Chairman of the Issuer’s Board of Directors and acting Chief Executive Officer. Mr. Pappajohn may from time to time discuss with the Issuer’s management, directors and other stockholders the Issuer’s performance, business, strategic direction, prospects and management, as well as various ways of maximizing stockholder value. Mr. Pappajohn may participate in and influence the affairs of the Issuer through the exercise of his voting rights with respect to any shares of Common Stock that he may own. In addition, as discussed above, Mr. Pappajohn serves as Chairman of the Board of Directors and acting Chief Executive Officer of the Issuer. As a result, Mr. Pappajohn may, in the ordinary course or otherwise, take actions to influence the management, business and affairs of the Issuer.

Except as otherwise indicated herein, Mr. Pappajohn, as a stockholder of the Issuer, has no plan or proposal that relates to or would result in any of the transactions or other matters specified in items (a) through (j) of Item 4 of Schedule 13D. However, Mr. Pappajohn may from time to time review or reconsider his position or change his purpose or formulate plans or proposals with respect thereto. Notwithstanding the foregoing, Mr. Pappajohn, in his capacity as director and officer of the Issuer, intends to consider such matters and take such actions as he deems to be in the best interest of the Issuer, which matters and actions could potentially from time to time involve items referenced in the first sentence of this paragraph.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock of the Issuer reported to be beneficially owned is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 and is based on 6,714,431 shares reported as outstanding on March 29, 2015 in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2014 plus 28,116 shares that, to Mr. Pappajohn's knowledge, have been issued on the exercise of options since March 29, 2015, or a total of 6,742,547 shares outstanding.  Unless otherwise indicated, Mr. Pappajohn has sole voting and investment power with respect to the shares of Common Stock beneficially owned by him as set forth below.  As of the date of this Schedule 13D, Mr. Pappajohn is the beneficial owner of 3,229,434 shares of Common Stock, which includes (i) 2,279,398 shares of Common Stock owned directly by Mr. Pappajohn, (ii) 8,245 shares of Common Stock issuable upon the exercise of options awarded to Mr. Pappajohn that are currently exercisable or exercisable within 60 days of the date of this Schedule 13D, (iii) 920,000 shares of Common Stock issuable upon the exercise of currently exercisable warrants, (iv) 16,791 shares of Common Stock owned indirectly by Mr. Pappajohn through Equity Dynamics, and (v) 5,000 shares of Common Stock owned indirectly by Mr. Pappajohn through Halkis.  As a result of the foregoing, as of the date of this Schedule 13D, Mr. Pappajohn beneficially owns 42.1% of the shares of Common Stock of the Issuer.

Mr. Pappajohn's beneficial ownership does not include (i) shares of Common Stock that may be issued under restricted stock units awarded to Mr. Pappajohn for service as a director because those awards are subject to stockholder approval, (ii) shares of Common Stock issuable under options that are not currently exercisable or exercisable within 60 days of the date of this Schedule 13D, (iii) 5,000 shares of Common Stock that are owned by Mr. Pappajohn's wife, or (iv) 5,000 shares owned by an entity owned by Mr. Pappajohn's wife.

The only transaction in the Issuer's securities effected by Mr. Pappajohn in the past 60 days was his exercise of options on April 24, 2015 to purchase 18,744 shares of Common Stock of the Issuer at an exercise price of $0.933 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer between Mr. Pappajohn and any other person or entity.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2015

/s/John Pappajohn
John Pappajohn